July 16, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Purcell

Re:	Spirit Aviation Holdings, Inc.

Registration on Form S-1

Submitted July 16, 2025

CIK No. 0001498710

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Spirit Aviation Holdings, Inc., a Delaware corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 (File No. 333-288706) (the “Registration Statement”), be declared effective at 4:30 p.m., Eastern Time, on July 18, 2025, or as soon thereafter as is requested by counsel.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Davis Polk & Wardwell LLP by calling Yasin Keshvargar at (212) 450-4839 or Chris Van Buren at (212) 450-4899.

Very truly yours,

SPIRIT AVIATION HOLDINGS, INC.

By:	/s/ Fred Cromer
Name: Fred Cromer
Title: Chief Financial Officer